Exhibit 7

Molly Moroney Norrett

[Address Intentionally Omitted]

February 4, 2020

Dear Robert,

I would like to sell my direct holdings of A. H. Belo Corporation Series B Common Stock. You have made an offer to purchase all of these shares at a cash price of $5.00 per share. By countersigning this letter, you agree to proceed with the purchase and fund it within three (3) business days of satisfactory instructions being provided by me to the Company’s transfer agent. I understand that these instructions need to be coordinated with the Company’s general counsel, Christine Larkin. I warrant that there are no broker fees associated with this transaction and that I will deliver the shares to be sold unencumbered.

The total number of A. H. Belo Series B shares being sold to you is 125,844. The total cash consideration is $629,220.00.

In the event that on or before December 9, 2021 there is a transaction resulting in the sale or merger of A. H. Belo Corporation at a price in excess of $5.00 per share, you agree to pay me 85% of the difference between that transaction price and $5.00. The payment of this difference will be made with five (5) business days of the consummation of the sale or merger.

Yours sincerely,

/s/ Molly Moroney Norrett
Molly Moroney Norrett

AGREED AND ACCEPTED:

/s/ Robert W. Decherd	Dated:	2-18-20
Robert W. Decherd